

02005669

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40770

FEB 21 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Ave., Suite 105
(No. and Street)

Topeka (City) Kansas (State) 66603-3515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard L. Jacobs 785-233-4071
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name — if individual, state last, first, middle name)

3630 SW Burlingame Road (Address) Topeka (City) Kansas (State) 66611-2050 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard L. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, xx 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FRANCES K. GREY
NOTARY PUBLIC
STATE OF KANSAS
MY APPT EXPIRES 8/22/2002

[signature]
Signature

Secy - Treas
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berberich Trahan & Co., P.A.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone 785 234 3427
Toll Free 1 800 530 5526
Facsimile 785 233 1768
E-mail cpa@cpakansas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY S.E.C. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


McGLADREY NETWORK
An Independently Owned Member

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

Topeka, Kansas
January 28, 2002


Berberich Trahan & Co., P.A.

Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III

SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2001 AND 2000

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

Berberich Trahan & Co., P.A.

Certified Public Accountants

3630 SW Burlingame Road
Topeka, KS 66611-2050

Telephone 785 234 3427
Toll Free 1 800 530 5526
Facsimile 785 233 1768
E-mail cpa@cpakansas.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan & Co., P.A.

Topeka, Kansas
January 28, 2002


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents:		
Cash	$ 107,609	$ 167,821
Money market account	368,645	226,250
	476,254	394,071
Receivables:		
Commissions and concessions	274,977	271,941
Advances to salesmen	4,062	516
Income tax	-	6,860
Other	23,889	21,116
	302,928	300,433
Clearinghouse deposit	15,000	15,000
Prepaid expenses	65,124	55,637
Furniture and equipment - at cost, net of accumulated depreciation of $ 91,265 and $ 72,240 in 2001 and 2000, respectively	67,743	62,940
Intangible assets, net of accumulated amortization of $ 46,800 and $ 42,000 in 2001 and 2000, respectively	1,200	6,000
	$ 928,249	$ 834,081

See accompanying notes to financial statements.

	2001	2000
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 12,873	$ 17,688
Accrued liabilities:		
Commissions	217,863	210,769
Other	107,001	53,602
Income tax	1,183	-
Total liabilities	338,920	282,059
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Paid-in capital	163,750	163,750
Retained earnings	422,329	385,022
Total stockholder's equity	589,329	552,022
	$ 928,249	$ 834,081

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and concessions	$ 4,900,461	$ 5,369,232
Interest	17,893	37,173
Other	45	44
	4,918,399	5,406,449
Expenses:		
Employee compensation and benefits (Note 3)	990,487	1,261,806
Commissions and clearing charges	3,421,392	3,720,638
Rent	66,206	62,020
Communications	67,270	55,301
Promotional costs	113,074	86,082
Supplies	36,047	20,972
Taxes, other than income taxes	50,187	52,013
Other operating expenses (Note 2)	128,606	116,684
	4,873,269	5,375,516
Income before income taxes	45,130	30,933
Income taxes (Note 4)	7,823	6,580
Net income	$ 37,307	$ 24,353

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2000	$ 3,250	$ 163,750	$ 360,669	$ 527,669
Net income	-	-	24,353	24,353
Balance at December 31, 2000	3,250	163,750	385,022	552,022
Net income	-	-	37,307	37,307
Balance at December 31, 2001	$ 3,250	$ 163,750	$ 422,329	$ 589,329

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 37,307	$ 24,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	19,025	16,543
Amortization	4,800	4,800
Changes in assets and liabilities:		
Receivables	(2,495)	31,585
Prepaid expenses	(9,487)	(37,479)
Accounts payable	(4,815)	1,049
Accrued liabilities	61,676	18,273
Net cash provided by operating activities	106,011	59,124
Cash flows from investing activities:		
Purchase of furniture and equipment	(23,828)	(33,038)
Net increase in cash and cash equivalents	82,183	26,086
Cash and cash equivalents, beginning of year	394,071	367,985
Cash and cash equivalents, end of year	$ 476,254	$ 394,071

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 6,640	$ 18,240

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers its money market account to be a cash equivalent.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Capital leases are amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Intangible Assets

Intangible assets consist of mutual fund and annuity customer accounts purchased. These assets are stated at cost and are being amortized over a ten year period.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

1 - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Leases

The Company entered into a residential property lease on January 1, 1997 for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2001 and 2000 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company entered into a three year lease agreement on April 1, 1999. The lease terminates June 30, 2002. Annual lease payments for 2001 and 2000 were $ 61,755 and $ 63,135, respectively. Minimum lease payments for the office space from January 1, 2002 to June 30, 2002 are $ 15,870.

3 - Pension Plan

Effective January 1, 1997, the Company adopted the OFG Financial 401(k) Plan (the Plan). Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the Plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 5% and 8% in 2001 and 2000, respectively. Both employee and employer contributions are 100% vested upon payment into the Plan. For the years ended December 31, 2001 and 2000, the Company contributed $ 36,974 and $ 44,930, respectively, into the Plan. These contributions are included in employee compensation and benefits on the statements of income.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

3 - Pension Plan (Continued)

Effective January 1, 2001, the Company adopted the OFG Financial Services Money Purchase Plan (the Purchase Plan). Employees must complete one year of service and be at least 21 years of age in order to participate in the Purchase Plan. The Company contributed 5% of each employee's salary in 2001. Contributions are 100% vested upon payment into the Purchase Plan. For the year ended December 31, 2001, the Company contributed $ 33,633 into the Purchase Plan. Effective December 31, 2001, the Purchase Plan was terminated and the employees' balances were merged into the OFG Financial 401(k) Plan.

4 - Income Taxes

Income taxes reflected on the statements of income represent current taxes. The tax rate is lower than the Federal statutory rate of 34% primarily due to the use of lower rates attributable to the first $ 50,000 of income of graduated income tax brackets.

5 - Related Party Transactions

For 2001 and 2000, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

6 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2001 were:

Net capital	$	420,721
Net capital requirements		100,000
Aggregate indebtedness		338,920
Aggregate indebtedness to net capital ratio		.81 to 1

SUPPLEMENTARY SCHEDULES

Schedule 1

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2001

No such liabilities exist at December 31, 2001.

Schedule 2

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

Aggregate indebtedness - total liabilities	$	338,920
Net capital:		
Credit items:		
Common stock	$	3,250
Paid-in capital		163,750
Retained earnings		422,329
		589,329
Debit items:		
Advances to salesmen		4,062
Commissions, concessions and other receivables		23,106
Furniture and equipment, net		67,743
Intangible assets, net		1,200
Prepaid expenses		65,124
Haircut on money market account		7,373
		168,608
Net capital		420,721
Capital requirements		100,000
Capital in excess of requirements	$	320,721

Ratio of aggregate indebtedness to net capital is .81 to 1.

Schedule 3

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2001

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2001, as previously filed	$ 420,721
Net capital as shown on this report	$ 420,721

RESERVE REQUIREMENTS

Not applicable.